United States securities and exchange commission logo





                          August 23, 2023

       James Eccher
       Chairman of the Board, President, Chief Executive Officer and Director Old Second Bancorp, Inc.
       37 South River Street Aurora,
       Illinois 60507

                                                        Re: Old Second Bancorp,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 18,
2023
                                                            File No. 333-274068

       Dear James Eccher:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aisha
Adegbuyi at 202-551-8754 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Brennan Ryan